Exhibit 99.1

RADIOPHARM THERANOSTICS

# Preliminary Final Report

Year Ended
30 June 2025

Radiopharm Theranostics Limited
Appendix 4E
Preliminary final report

1. Company details

Name of entity:	Radiopharm Theranostics Limited
ABN:	57 647 877 889
Reporting period:	For the year ended 30 June 2025
Previous period:	For the year ended 30 June 2024

2. Results for announcement to the market

				$

Revenue from contracts with customers	up	1114.3%	to	3,633,422

Loss from ordinary activities after tax attributable to the owners of Radiopharm Theranostics Limited	down	20.2%	to	(36,703,089)

Loss for the year attributable to the owners of Radiopharm Theranostics Limited	down	20.2%	to	(36,703,089)

No dividends have been paid or declared by the group for the current financial year. No dividends were paid for the previous financial year.

3. Distributions

No dividends have been paid or declared by the group for the current financial year. No dividends were paid for the previous financial year.

4. Explanation of results

The group reported a loss for the year ended 30 June 2025 of $38,342,457 (30 June 2024: $47,949,119). The decreased loss for the comparative period is due to the decrease in fair value movements in contingent consideration and decrease in share-based payments during the year.

The group's net assets increased to $42,871,904 (30 June 2024: $27,353,286). This is primarily due to the increase in cash due to capital raises during the year and increase in trade and other receivables due to recognition of income associated with the tax incentive related to research and development activities during the financial year. As at 30 June 2025, the group had cash reserves of $29,116,835 (30 June 2024: $18,575,040).

The Appendix 4E financial report follows, with the further details to be included in the audited financial statements to be released by 30 September 2025.

5. Net tangible assets per security

	30 June 2025	30 June 2024
	Cents	Cents

Net tangible assets per ordinary security	(0.16)	(4.72)

Radiopharm Theranostics Limited
Appendix 4E
Preliminary final report

6. Changes in controlled entities

On 26 August 2024, Radiopharm announced they had increased their ownership in Radiopharm Ventures from 51% to 75%.

There have been no other changes in controlled entities during the year ended 30 June 2025.

7. Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments: N/A

b. Details of any dividend or distribution reinvestment plans: N/A

c. Details of associates and joint venture entities:

	Place of business /	Ownership interest held by the group
Name of entity	country of incorporation	2025		2024
			%		%

Radiopharm Ventures LLC	United States	75		51

On 9 July 2022, Radiopharm Theranostics (USA) Inc. and The University of Texas MD Anderson Cancer Center formed Radiopharm Ventures, LLC, a joint venture to develop novel radiopharmaceutical therapeutic products for cancer. The joint venture will focus initially on developing products based on MD Anderson intellectual property. On 26 August 2024, Radiopharm announced they had increased their ownership in Radiopharm Ventures from 51% to 75%.

d. Other information: N/A

8. Audit

The financial statements are currently in the process of being audited. Audited financial statements along with the independent auditor report for the year ended 30 June 2025 is expected to be released by the middle of September 2025 with an unqualified opinion.

Radiopharm Theranostics Limited

ABN 57 647 877 889

Preliminary Final Report - 30 June 2025

Radiopharm Theranostics Limited
Contents
30 June 2025

General information

The financial statements cover Radiopharm Theranostics Limited as a consolidated entity consisting of Radiopharm Theranostics Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Radiopharm Theranostics Limited's functional and presentation currency.

Radiopharm Theranostics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 3, 62 Lygon Street, Carlton VIC 3053

Radiopharm Theranostics Limited
Statement of profit or loss and other comprehensive income
For the year ended 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$

Revenue
Revenue from contracts with customers	2	3,633,422	299,228
Cost of Sales		(3,594,146)	-

Gross profit		39,276	299,228

Other income and expense items	3	10,256,740	1,343,062
Other losses	4	(351,646)	(1,226,108)

Expenses
General and administrative expenses	5	(14,638,013)	(13,039,246)
Research and development expenses	6	(27,515,194)	(23,086,267)
Share-based payments expenses		(1,895,348)	(2,640,178)
Fair value movement in contingent consideration		(4,069,680)	(8,860,358)

Operating loss		(38,173,865)	(47,209,867)

Finance expenses		(65,300)	(642,888)

Loss before income tax expense		(38,239,165)	(47,852,755)

Income tax expense		(103,292)	(96,364)

Loss after income tax expense for the year		(38,342,457)	(47,949,119)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		464,034	202,956

Other comprehensive loss for the year, net of tax		464,034	202,956

Total comprehensive loss for the year		(37,878,423)	(47,746,163)

Loss for the year is attributable to:
Non-controlling interest		(1,639,368)	(1,964,213)
Owners of Radiopharm Theranostics Limited		(36,703,089)	(45,984,906)

		(38,342,457)	(47,949,119)

Total comprehensive income for the year is attributable to:
Non-controlling interest		(1,639,368)	(1,964,213)
Owners of Radiopharm Theranostics Limited		(36,239,055)	(45,781,950)

		(37,878,423)	(47,746,163)

	Cents	Cents

Loss per share for loss attributable to the ordinary equity holders of the group:

Basic and diluted loss per share	(1.76)	(12.41)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited
Statement of financial position
As at 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$

Assets

Current assets
Cash and cash equivalents	7	29,116,835	18,575,040
Trade and other receivables	8	10,400,060	987,413
Assets classified as held for sale		-	2,997,592
Other current assets		337,093	288,215
Total current assets		39,853,988	22,848,260

Non-current assets
Property, plant and equipment		53,466	60,797
Intangibles Assets		46,574,422	49,087,288
Other financial assets		-	40,000
Total non-current assets		46,627,888	49,188,085

Total assets		86,481,876	72,036,345

Liabilities

Current liabilities
Trade and other payables	9	9,340,993	10,856,793
Other financial liabilities	10	3,421,337	6,319,189
Employee benefits		450,104	399,788
Deferred revenue		1,720,551	-
Total current liabilities		14,932,985	17,575,770

Non-current liabilities
Other financial liabilities	10	28,676,987	27,107,289
Total non-current liabilities		28,676,987	27,107,289

Total liabilities		43,609,972	44,683,059

Net assets		42,871,904	27,353,286

Equity
Share capital	11	176,558,493	100,681,716
Other equity	12	849,544	849,544
Other reserves		13,116,919	37,930,072
Accumulated losses		(145,732,952)	(111,338,770)
Non-controlling interest		(1,920,100)	(769,276)

Total equity		42,871,904	27,353,286

The above statement of financial position should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited
Statement of changes in equity
For the year ended 30 June 2025

	Attributable to owners of Radiopharm Theranostics Limited
	Share Capital	Other equity	Other reserves	Accumulated losses	Non- controlling interest	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2023	97,230,329	2,146,566	10,361,457	(65,353,864)	1,194,937	45,579,425

Loss after income tax expense for the year	-	-	-	(45,984,906)	(1,964,213)	(47,949,119)
Other comprehensive income for the year, net of tax	-	-	202,956	-	-	202,956

Total comprehensive income for the year	-	-	202,956	(45,984,906)	(1,964,213)	(47,746,163)

Transactions with owners in their capacity as owners:
Contributions of equity (note 11)	3,560,298	-	-	-	-	3,560,298
Transaction costs (note 11)	(2,633,140)	-	-	-	-	(2,633,140)
Issue of options (note 11)	-	-	3,372,264	-	-	3,372,264
Equity-settled payments (note 11)	223,526	-	(191,834)	-	-	31,692
Issue of shares as part of license acquisition (note 11)	1,297,022	(1,297,022)	-	-	-	-
Issue of shares per the share purchase agreement (note 11)	900,000	-	-	-	-	900,000
Issue of shares in lieu of services	103,681	-	-	-	-	103,681
Shares to be issued	-	-	24,185,229	-	-	24,185,229
	-	-	-	-	-	-

Balance at 30 June 2024	100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286

The above statement of changes in equity should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited
Statement of changes in equity
For the year ended 30 June 2025

	Attributable to owners of Radiopharm Theranostics Limited
	Share Capital	Other equity	Other reserves	Accumulated losses	Non- controlling interest	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2024	100,681,716	849,544	37,930,072	(111,338,770)	(769,276)	27,353,286

Loss after income tax expense for the year	-	-	-	(36,703,089)	(1,639,368)	(38,342,457)
Other comprehensive income for the year, net of tax	-	-	464,034	-	-	464,034

Total comprehensive income for the year	-	-	464,034	(36,703,089)	(1,639,368)	(37,878,423)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs ( note 11)	74,915,537	-	(23,885,229)	-	-	51,030,308
Issue of shares for milestone completion	741,400	-	-	-	-	741,400
Issue of options	-	-	2,157,778	-	-	2,157,778
Equity-settled payments	219,840	-	(231,115)	-	-	(11,275)
Expiration of options	-	-	(2,797,451)	2,797,451	-	-
Forfeiture of options	-	-	(221,170)	-	-	(221,170)
Cancellation of shares to be issued	-	-	(300,000)	-	-	(300,000)
Increase in ownership in RAD Ventures	-	-	-	(488,544)	488,544	-

Balance at 30 June 2025	176,558,493	849,544	13,116,919	(145,732,952)	(1,920,100)	42,871,904

The above statement of changes in equity should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited
Statement of cash flows
For the year ended 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$

Cash flows from operating activities
Receipts from customers (inclusive of GST)		5,353,973	260,462
Payments to suppliers and employees (inclusive of GST)		(42,799,759)	(28,138,720)
Interest received		800,309	50,484
Research and development tax incentive received		-	4,851,839

Net cash used in operating activities		(36,645,477)	(22,975,935)

Cash flows from investing activities
Proceeds from the sale of intellectual property		2,997,592	-
Payments of license fee liabilities		(1,226,994)	(320,000)

Net cash from/(used in) investing activities		1,770,598	(320,000)

Cash flows from financing activities
Proceeds from issue of shares	11	53,977,902	29,645,526
Share issue transaction costs		(4,738,000)	(1,533,771)
Proceeds from borrowings		-	7,369,190
Transaction costs related to loans and borrowings		(218,633)	(117,000)
Repayment of borrowings		(1,900,000)	(5,167,000)
Settlement with Lind		(1,689,721)	-

Net cash from financing activities		45,431,548	30,196,945

Net (decrease)/increase in cash and cash equivalents		10,556,669	6,901,010
Cash and cash equivalents at the beginning of the financial year		18,575,040	11,699,066
Effects of exchange rate changes on cash and cash equivalents		(14,874)	(25,036)

Cash and cash equivalents at the end of the financial year	7	29,116,835	18,575,040

The above statement of cash flows should be read in conjunction with the accompanying notes

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 1. Segment information

Management has determined based on the reports reviewed by the chief operating decision maker that are used to make strategic decisions,that the group has one reportable segment being the research, development and commercialisation of health technologies. The segment details are therefore fully reflected in the body of the preliminary financial report.

Note 2. Revenue from contract with customers

	30 June 2025	30 June 2024
	$	$

Revenue from contract with customers
Revenue recognised over time	3,633,422	299,228
Total revenue from continuing operations	3,633,422	299,228

(a) Accounting policies

During the period ended 30 June 2025, the group entered into a strategic development services contract with Lantheus to advance clinical development of innovative radiopharmaceuticals in Australia.

Note 3. Other income and expense items

(a) Other income

	30 June 2025	30 June 2024
	$	$

Interest	888,196	50,484
Research and development tax incentive	9,368,544	1,292,578

Other income and expense items	10,256,740	1,343,062

(i) R&D tax incentive

The group's research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Where expenditure is incurred outside of Australia, an 'overseas finding' must be obtained from AusIndustry prior to any such expenditure being eligible under the scheme. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2025, the group has included an item in other income of $9,368,544 (2024: $1,292,578) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate. An additional of $3,587,887 of accrued income has been recognised for FY2024 as at 30 June 2025.

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 4. Other gains/(losses)

	30 June 2025	30 June 2024
	$	$

Fair value adjustment on financing agreements	(489,787)	366,719
Net foreign exchange gains/(losses)	138,141	94,964
Loss on sale of available-for-sale assets	-	(1,687,791)

	(351,646)	(1,226,108)

Note 5. General and administrative expenses

	30 June 2025	30 June 2024
	$	$

Accounting and audit	957,895	845,818
Consulting	286,138	95,179
Depreciation	7,331	7,534
Employee benefits	10,120,149	9,448,779
Insurance	105,762	359,209
Investor relations	313,671	323,588
Legal	656,036	164,754
Listing and share registry	190,795	193,797
Patent costs	205,017	204,163
Travel and entertainment	808,546	427,676
Other	986,673	968,749

	14,638,013	13,039,246

Note 6. Research and development expenses

	30 June 2025	30 June 2024
	$	$

Amortisation	2,588,306	3,118,752
AVb6 Integrin (TRIMT)	1,876,983	993,645
Consulting Fees R&D	930,292	929,229
hu PSA Anti-body (Diaprost)	2,925,445	298,312
Impairment lossess	-	1,478,892
R&D Ventures	5,989,964	3,931,541
NanoMab	7,185,000	6,501,174
Neoindicate	437,400	529,424
Pivalate - Imperial	5,184,136	3,962,355
UCLA	226,063	1,253,493
Other	171,605	89,450

	27,515,194	23,086,267

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 6. Research and development expenses (continued)

The categories shown here align with the intellectual property held by the group and represents the amount of R&D expended on developing the respective intellectual property.

Note 7. Cash and cash equivalents

	Consolidated
	30 June 2025	30 June 2024
	$	$

Current assets
Cash at bank	29,116,835	18,575,040
	29,116,835	18,575,040

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year and period, respectively, as follows:

	30 June 2025	30 June 2024
	$	$

Balance as above	29,116,835	18,575,040
Balance per statement of cash flows	29,116,835	18,575,040

(ii)    Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

Note 8. Trade and other receivables

	30 June 2025			30 June 2024
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$

Accrued receivables(i)	10,171,532	-	10,171,532	802,988	-	802,988
GST and other receivables	228,528	-	228,528	184,425	-	184,425
	10,400,060	-	10,400,060	987,413	-	987,413

(i) Accrued receivables

Accrued receivables comprise $10,171,532 from the Australian Taxation Office in relation to the R&D tax incentive (30 June 2024: $802,988).

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 9. Trade and other payables

	30 June 2025			30 June 2024
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$

Trade payables	6,347,397	-	6,347,397	6,434,524	-	6,434,524
Amounts due to employees	-	-	-	490,335	-	490,335
Accrued expenses	2,750,662	-	2,750,662	1,680,442	-	1,680,442
Other payables	242,934	-	242,935	248,302	-	248,302
R&D Advance	-	-	-	2,003,190	-	2,003,190
	9,340,992	-	9,340,992	10,856,793	-	10,856,793

Note 10. Other financial liabilities

	30 June 2025	30 June 2024
	$	$

Current liabilities
Diaprost contingent consideration	1,328,087	-
NanoMab contingent consideration*	1,832,833	2,594,015
Pivalate contingent consideration	225,245	-
Pharma 15 deferred consideration	-	1,226,994
TRIMT contingent consideration	-	1,369,290
MD Anderson provision	35,172	-
Advanced payment liability	-	1,128,890

	3,421,337	6,319,189

Non-current liabilities
Diaprost contingent consideration	8,841,829	9,458,869
NanoMab contingent consideration	4,899,858	5,709,332
Neoindicate contingent consideration	1,870,454	439,102
Pivalate contingent consideration	1,933,981	1,775,926
Pharma 15 contingent consideration	1,134,164	1,347,293
TRIMT contingent consideration	8,423,667	6,915,443
MD Anderson contingent consideration	1,573,034	1,461,324

	28,676,987	27,107,289

	32,098,324	33,426,478

*	Payment to be made in the form of ordinary shares in the company, based on the price of the 7 day volume weighted average price (VWAP) prior to the announcement of the milestone on the ASX.

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 11. Share capital

	30 June 2025	30 June 2024	30 June 2025	30 June 2024
Ordinary Shares	Shares	Shares	$	$

Ordinary Shares Fully paid	2,364,949,502	460,367,051	176,558,493	100,681,716

(i) Movements in ordinary shares:

	Number of	Total
Details	Shares	$

Balance at 1 July 2023	339,313,037	97,230,329
Issue at $0.070 pursuant to rights issue (2023-12-08)	30,197,244	2,113,808
Issue at $0.105 of forfeiture shares as per employment contract (2023-12-14)	2,128,815	223,526
Issue of ordinary shares at $0.0864 in lieu of cash for services rendered (2024-01-05)	1,200,013	103,681
Issue at $0.07 pursuant to rights issue shortfall (2024-01-31)	18,714,145	1,309,990
Issue at $0.07 pursuant to rights issue shortfall (2024-02-09)	1,950,000	136,500
Issue at $0.059 pursuant to Lind agreement (2024-02-14)	20,000,000	-
Issue at $0.059 as part of Pharma15 acquisition (2024-03-04)	25,856,470	1,297,022
Issue at $0.052 pursuant to Lind agreement (2024-03-12)	5,769,231	300,000
Issue at $0.045 pursuant to Lind agreement (2024-04-15)	6,666,667	300,000
Issue at $0.035 pursuant to Lind agreement (2024-05-16)	8,571,429	300,000
Less: Transaction costs arising on share issues	-	(2,633,140)

Balance at 30 June 2024	460,367,051	100,681,716

	Number of	Total
Details	Shares	$

Balance at 1 July 2024	460,367,051	100,681,716
Issue of ordinary shares at $0.040 pursuant to issue of securities (2024-07-01)	597,130,727	23,885,229
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	858,056,603	34,322,264
Issue of ordinary shares at $0.040 pursuant to Tranche 2 placement shares (2024-08-21)	14,031,195	561,248
Issue of ordinary shares at $0.050 pursuant to Lantheus investment (2024-08-23)	149,625,180	7,481,259
Issue of ordinary shares at $0.040 pursuant to issue of placement shares (2024-09-13)	93,750,000	3,750,000
Issue of ordinary shares at $0.036 for the achievement of a milestone (2024-12-13)	20,594,438	741,400
Issue of ordinary shares at $0.036 pursuant to forfeiture shares (2024-12-16)	7,091,615	219,840
Issue of ordinary shares at $0.060 pursuant to issue of placement shares to Lantheus (2025-01-20)	133,333,333	8,000,000
Issue of ordinary shares at $0.025 for the achievement of a milestone (2025-06-12)	30,969,360	774,234
Less: Transaction costs arising on share issues	-	(3,858,697)

Balance at 30 June 2025	2,364,949,502	176,558,493

Note 12. Other equity

	Consolidated
	30 June 2025	30 June 2024
	$	$

Contingent issue of equity	849,544	849,544
	849,544	849,544

Radiopharm Theranostics Limited
Notes to the financial statements
30 June 2025

Note 13. Events after the reporting period

No matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations, or the consolidated entity's state of affairs in future financial years.

# Preliminary Final Report:

## Year Ended 30 June 2025

ASX:RAD

RAD

RADIOPHARM THERANOSTICS